John J. O’Brien

Partner

215.963.4969

jobrien@morganlewis.com

May 19, 2021

FILED AS EDGAR CORRESPONDENCE - DRAFT. SUBJECT TO COMPLETION.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Response letter to follow-up comments on Post-Effective Amendment No. 9 to the Registration Statement of Brinker Capital Destinations Trust (File Nos. 333-214364 and 811-23207)

Dear Ms. Dubey:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), this letter responds to the follow-up comments you provided via telephone on May 5, 2021, regarding the Trust’s Post-Effective Amendment No. 9, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 12, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on December 23, 2020 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment), for the purpose of introducing the Destinations Shelter Fund as a new series to the Trust (the “Fund”), as well as the draft initial Correspondence filing and draft prospectus of the Fund provided to you via e-mail on May 5, 2021 (where such Correspondence was subsequently finalized and filed with the SEC on May 13, 2021). Since filing the Amendment, the Trust has filed amendments to its Registration Statement with respect to the Fund on March 5, 2021, April 6, 2021 and May 6, 2021 pursuant to Rule 485(b)(1)(iii) to designate a new effective date for Post-Effective Amendment No. 9. Currently, we anticipate the Amendment to be effective as of May 21, 2021, on which date the Trust will file another amendment to its Registration Statement pursuant to Rule 485(b). Below, we have briefly summarized your follow-up comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments to the Prospectus

1.	Comment. Please remove the footnote to the fee table describing the fee waiver because it does not appear that the waiver will reduce Fund operating expenses for at least one year from the effective date of the Fund’s registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Response. Subsequent to the draft Correspondence and prospectus that was provided to you via e-mail on May 5, 2021, the fee table was finalized (as reflected in the final initial Correspondence filed on May 13, 2021). As the Expense Limitation Arrangement will impact the Fund’s total expense ratio through the period ended June 30, 2022, we have retained the footnote disclosure as-is. This approach is consistent with the other series of the Trust.

2.	Comment. In the Fund’s Principal Investment Strategies, please disclose how the Fund will achieve a lower volatility profile.

Response. In response to your comment, we have added additional information to the Fund’s Item 4 and Item 9 disclosure to further explain the Fund’s options overlay strategy.

3.	Comment. Please revise “drawdown risk” to clarify its meaning in plain English.

Response. In response to your comment, we have added additional information to the Fund’s Item 4 and Item 9 disclosure to further explain the concept of drawdown risk.

4.	Comment. Please identify the investments of the Underlying Funds that are principal investments of the Fund, and please identify any corresponding principal risks of such investments.

Response. In response to your comment, we have added disclosure that states that the Fund will invest in Underlying Funds that have principal investment strategies consistent with those of the Fund.

5.	Comment. Please disclose the credit quality and maturity policy for fixed income investments in the summary strategy. If the Fund may invest in below investment grade fixed income securities as part of its principal strategies, please disclose this and include a reference to “junk bonds.” Please also disclose the corresponding risks of the Fund’s credit quality and maturity policy.

Response. In response to your comment, we have added clarifying disclosure that the Fund may invest in U.S. investment grade fixed income securities of various maturities. We are of the view that no changes are required to the corresponding principal risk disclosure.

6.	Comment. Please add disclosure to describe with specificity the shelter that the option overlay strategy will provide and please use the word “shelter” in that disclosure. The Staff notes that, in its view, the reference to “less risk than long-only equity strategies” does not disclose how “shelter is provided,” because the word “risk” is very general and can encompass many different kinds of risk.

Response. In response to your comment, we have added the following sentence to the Fund’s Item 4 and Item 9 disclosure: “Insofar as the Fund’s investment strategy seeks to minimize investment losses during a declining equity market, it can be thought of as seeking to provide ‘shelter’ to investors while weathering such market conditions.”

7.	Comment. Please describe how the option overlay strategy will attempt to achieve the shelter the Staff has requested that the Trust define in greater detail in response to Comment 6.

Response. We are of the view that the disclosure changes implemented in response to your other follow-up comments sufficiently address this point as well.

8.	Comment. Please explain the appropriateness of using “shelter” in the Fund name given that during periods of low volatility, “shelter” is not provided. Alternatively, please add disclosure to identify how the Fund will provide shelter during periods of low volatility.

Response. The Fund will not provide “shelter” during periods of low volatility, which is clearly disclosed in the Fund’s Item 4 and Item 9 disclosure. In response to your comments, we have, nonetheless, further enhanced this disclosure. We are of the view that including the word “shelter” in the name of the Fund is appropriate, given that the plain English meaning of the term is a place that provides temporary protection from danger. Periods of low volatility are inherently less dangerous than the periods of high volatility from which the Fund will seek to provide shelter to investors.

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9.	Comment. The Staff does not believe that securities lending is a principal strategy of the Fund. Accordingly, please remove the last sentence in the Principal Investment Strategies regarding securities lending risk. See General Instruction C.3.(b). of Form N-1A.

Response. Consistent with the other series of the Trust, the Fund will retain disclosure about its ability to loan securities within its Item 4 disclosure of principal investment strategies and principal risks.

10.	Comment. Please add disclosure in the Principal Investment Strategies to reflect all principal risks identified, specifically “Small-Cap Securities Risk,” “Mid-Cap Securities Risk,” “Foreign and Emerging Markets Securities Risk” and “Depositary Receipts Risk.”

Response. In response to your comment we have added disclosure that clarifies the Fund’s investments in equity securities may include issuers of various capitalizations, including small- and mid-cap issuers. We have also added disclosure that indicates that the Fund’s investments in foreign common stocks includes the ability to invest in emerging markets. Depositary receipts was already included in the Fund’s principal investment strategies disclosure.

11.	Comment. With respect to “Foreign and Emerging Markets Securities Risk,” please include risks of emerging markets securities as well as foreign securities.

Response. In response to your comment we have added disclosure to the Fund’s Item 4 disclosure of principal risks that references emerging markets risk. The Fund’s Item 9 disclosure already provided a more elaborate description of emerging markets risk and has been retained as-is.

12.	Comment. Please include the disclosure in “Payments to Brinker Capital” as a footnote to the fee table and also disclose where such asset-based fee disclosure is available (e.g., the firm brochure).

Response. Advisory fees paid to Brinker Capital and borne by investors outside of the Fund are fully and completely disclosed in Brinker Capital’s Form ADV Part 2A (firm brochure), in the investment agreements between Brinker Capital and its clients, and in the account statements received by Brinker Capital’s clients. Investors in any registered investment company that invest through any intermediary, such as an investment adviser, will almost always bear external fees and expenses associated with the services received from such intermediary, and no such fees are required to be disclosed in a fund’s fee table within the prospectus. We continue to be of the view that the requested disclosure is unnecessary in that it is redundant with disclosure otherwise provided to Brinker Capital’s clients and not required. Nonetheless, in response to your follow-up comment, we have added a footnote to the fee table that contemplates advisory fees paid to Brinker Capital outside of the Fund. We will reconsider whether to include this disclosure in the fee table for the Fund and the fee tables of the other series of the Trust in connection with the next annual update to the Trust’s Registration Statement.

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Comments to the SAI

13.	Comment. Please disclose in the SAI the relationship, events, or transactions by reason of which Mr. Del Raso is an interested person, as required by Instruction 2 to Item 17(a)(1) of Form N-1A.

Response. In response to your comment, we have added disclosure to the footnote to the Trustees and Officers table that explains Mr. Del Raso’s interested status.

Comments to the Part C

14.	Comment. The Staff reiterates its comment #34 from February 2, 2021 regarding the Amendment’s signature page. On the signatures page, please identify the principal accounting officer or the person who fulfills this function. The Staff believes that Section 6(a) of the 1933 Act requires the identification of the principal accounting officer or comptroller, or a person who fulfills those functions. Please identify the Treasurer as either the principal accounting officer or comptroller on signature page.

Response. We disagree with the Staff’s view that identifying the Treasurer of a registered investment company on the signature page of such registered investment company’s registration statement fails to identify such registered investment company’s “comptroller or principal accounting officer” and therefore does not meet the obligations of Section 6(a) of the 1933 Act. Nonetheless, in response to your comment, we have added a parenthetical to the signature page that indicates that the Treasurer is, in fact, the Trust’s principal accounting officer.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien

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